September 7, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Demarest

Re:	Trailblazer Merger Corporation I
Registration Statement on Form S-1
Filed June 30, 2022 File No. 333-265914

Dear Mr. Demarest:

Trailblazer Merger Corporation I, a Delaware corporation (the “Company”), hereby submits to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 28, 2022 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1, submitted June 30, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is contemporaneously filing herewith a revised Draft Registration Statement (the “Amended Draft Registration Statement”) with the Commission.

For ease of reference, each comment contained in the Comment Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amended Draft Registration Statement.

Registration Statement on Form S-1 filed on June 30, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 37 of the Amended Draft Registration Statement.

2.	Please reconcile your disclosure regarding the exercise period of the warrants. In this regard, we note your statement on page 11 and pages 137-138 that the warrants will become exercisable 30 days after the completion of your initial business combination. However, you also state on page 11 that the warrants will become exercisable on the later of 30 days after the completion of your initial business combination and the date that is 12 months from the date of the closing of the offering.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Amended Draft Registration Statement.

3.	Please reconcile your disclosure regarding the affirmative vote required if you seek stockholder approval of your initial business combination. As a non-exclusive example only, we note your page 15 disclosure that in the event all shares of your outstanding common stock are voted, you would need 421,876 or 6.25% of the 6,750,000 public shares sold in the offering to be voted in favor of an initial business combination in order to have it approved. However, it appears that this amount represents the affirmative vote required in the event only the minimum number of shares representing a quorum are voted.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 15, 23, 37, 104 and 136 of the Amended Draft Registration Statement.

4.	Please reconcile your disclosure regarding the approval percentage required to amend the provisions of your amended and restated certificate of incorporation related to prebusiness combination activity and the corresponding provisions of the trust agreement. As a non-exclusive example only, we note your page 25 disclosure that such provisions may be amended if approved by holders of at least 50% of your common stock entitled to vote thereon. However, your page 53 disclosure states that such provisions may be amended if approved by holders of at least 65% of your common stock entitled to vote thereon.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 22, 26, 54, 55 and 144 of the Amended Draft Registration Statement.

5.	We note your disclosure that your sponsor, initial stockholders, directors, officers, or their affiliates may purchase public shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the business combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Amended Draft Registration Statement.

The Offering

Placement warrants, page 17

6.	Please revise your disclosure to clarify that holders of the placement warrants will be entitled to2registration rights.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Amended Draft Registration Statement.

We may issue our shares to investors in connection with our initial business combination at a price that is less than the prevailing market, page 37

7.	We note the risk factor on page 37 that your potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 of the Amended Draft Registration Statement.

Management

Conflicts of Interest, page 123

8.	Please revise the conflicts of interest table on page 124 to include Mr. Hammer's fiduciary duties or contractual obligations to Gratitude Railroad LLC.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 126 of the Amended Draft Registration Statement.

Material U.S. Federal Income Tax Considerations

Characterization of the New Units, page 149

9.	We note your disclosure that if the Class 2 redeemable warrants are treated as outstanding at the time of issuance of the units, then the acquisition of a new unit should be treated as the acquisition of one share of Class A common stock, one right, and one Class 2 redeemable warrant. However, we understand that each new unit will consist of one share of Class A common stock and one Class 2 warrant. Please revise as appropriate.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 151 of the Amended Draft Registration Statement.

Exhibits

10.	Please revise the filing fee table to include the shares of Class A common stock underlying the warrants. In this regard, we note your pages 137-138 disclosure that you “are registering the shares of Class A common stock issuable upon exercise of the warrants in the registration statement of which this prospectus forms a part because the warrants will become exercisable 30 days after the completion of our initial business combination, which may be within one year of this offering.”

RESPONSE: The Company acknowledges the Staff’s comment and it has updated the filing fee table of the Amended Draft Registration Statement.

11.	Please revise the filing fee table to include the new units, which appear to be securities distinct from the original units, Class A common stock, redeemable warrants, and rights.

RESPONSE: The Company acknowledges the Staff’s comment and it has updated the filing fee table of the Amended Draft Registration Statement.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Alexandria Kane at (212) 407-4017 or akane@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Arie Rabinowitz
Arie Rabinowitz
Chief Executive Officer

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